UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNE provides additional information on
listing of Contax shares

Rio de Janeiro, May 19, 2005 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), informs that CONTAX PARTICIPAÇÕES (Contax) announced today that Comissão de Valores Mobiliários - CVM approved the change in its share listing authorization in Brazil, from the over-the-counter market (SOMA) to the stock exchange (BOVESPA).

This change, however, does not indicate the immediate delivery of shares from TNE. As previously announced, conclusion of the spin-off is still dependent on registration of Contax's ADRs with the U.S. Securities and Exchange Commission (SEC).

Once the registration process is completed, TNE will announce the date on which Contax shares will be transferred to TNE shareholders and ADR holders and the date on which the securities will start trading at the Bovespa and in the U.S. market; as well as the effective "ex-dates" for TNE shares and ADRs.

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For more information, please contact:

TNE - INVESTOR RELATIONS invest@telemar.com.br Roberto Terziani 55 21 3131 1208 IR Team 55 21 3131 1313 - 1317 Fax: 55 21 3131 1155	THE GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416; Fax: 1-646-284-9494